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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

ENERGY PARTNERS, LTD.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
29270U105
(CUSIP Number)
Troy Wuertz
Carlson Capital, L.P.
2100 McKinney Avenue, Suite 1600
Dallas, TX 75201
(214) 932-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
(214) 969-2800
February 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Carlson Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,006,168

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,006,168

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,006,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Asgard Investment Corp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,006,168

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,006,168

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,006,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Clint D. Carlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		3,006,168

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,006,168

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,006,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Double Black Diamond Offshore LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,036,141

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,036,141

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,036,141

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D AMENDMENT NO. 2
This Amendment No. 2 (this “Amendment”) to Schedule 13D (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share, (“Common Stock”) of Energy Partners, Ltd., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”).
This Amendment is filed on behalf of (i) Double Black Diamond Offshore LDC, a Cayman exempted company (“DBD Offshore”), (ii) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”), the investment manager to DBD Offshore and other private investment funds and managed accounts (the “Accounts”), (iii) Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital (“Asgard”) and (iv) Mr. Clint D. Carlson, the president of Asgard (collectively, the “Reporting Persons”).
This Amendment is being filed to report recent purchases of Common Stock by the Reporting Persons. This Amendment amends and restates Items 3 and 5 of the Schedule 13D in their entirety as follows:
Item 3. Source and Amount of Funds or Other Consideration
The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is approximately $39,409,029. Currently, all shares of Common Stock are held by DBD Offshore and the Accounts.
Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, Mr. Carlson, Carlson Capital and Asgard report beneficial ownership of 3,006,168 shares of Common Stock, and DBD Offshore reports beneficial ownership of 2,036,141 shares of Common Stock, which represents 9.5% and 6.4%, respectively, of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) the 3,006,168 shares owned by Mr. Carlson, Carlson Capital and Asgard (which represents the shares held by DBD Offshore and the Accounts), and the 2,036,141 shares owned by DBD Offshore (which represents the shares it holds), respectively, by (ii) 31,717,315 shares of Common Stock outstanding as of November 5, 2007 as reported in a Form 10-Q filed by the Issuer with the Commission on November 7, 2007.
The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Carlson, Carlson Capital and Asgard are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by DBD Offshore and the Accounts. Pursuant to Rule 13d-4, Mr. Carlson, Carlson Capital and Asgard disclaim all such beneficial ownership.

(b) Mr. Carlson, Carlson Capital and Asgard, for the account of DBD Offshore and each of the Accounts, has the power to vote and dispose of the aggregate 3,006,168 shares of Common Stock held by DBD Offshore and the Accounts. DBD Offshore, for its own account, has the power to vote and dispose of the 2,036,141 shares of Common Stock it holds.
(c) The transactions in the Issuer’s securities by Reporting Persons in the last sixty days, and not previously reported by the Reporting Persons, are listed as Annex A attached hereto and made a part hereof.

ANNEX A

Transaction Date	Quantity Purchases or (Sold)	Price Per Share
2/20/2008	100,000	12.1590
2/21/2008	100,000	12.3930
2/22/2008	22,800	11.8489
2/28/2008	163,300	10.6453
2/29/2008	113,800	10.5165

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: MARCH 4, 2008

DOUBLE BLACK DIAMOND OFFSHORE LDC

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson

	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson

	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson

Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson

Clint D. Carlson